UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Pacific Alliance Ventures Ltd.

(Name of Issuer)

Common Stock, $0.0005 par value

(Title of Class of Securities)

69379P 10 2

(CUSIP Number)

Nicholas W. Baxter

Downiehills Farm, Blackhills, Peterhead

Aberdeenshire  AB42 3LB  U.K.

Telephone:  011-44-7881-81-44-31

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ❒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Nicholas W. Baxter

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

Not Applicable

(b)

Not Applicable

3.

SEC Use Only:

4.

Source of Funds (See Instructions):

PF

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

❒

6.

Citizenship or Place of Organization:

British

Number of

7.

Sole Voting Power:

3,000,000

Shares-

Beneficially

8.

Share Voting Power:

3,000,000

Owned by Each

Reporting

9.

Sole Dispositive Power:

3,000,000

Person With

10.

Shared Dispositive Power:

3,000,000

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

3,000,000

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

❒

13.

Percent of Class Represented by Amount in Row (11):

14.95%

14.

Type of Reporting Person (See Instructions):

IN

Item 1.  Security and Issuer

This statement relates to the common stock, $0.0005 par value (“Common Stock”) of Pacific Alliance Ventures Ltd., a Nevada corporation (the “Company”).  The principal executive office of the Company is located at Suite C102, 10000 North 31st Avenue, Phoenix, Arizona, 85051   USA.

Item 2.  Identity and Background

(a)

This statement is being filed by Nicholas W. Baxter (“Baxter”).

(b)

Mr. Baxter’s business address is Downiehills Farm, Blackhills, Peterhead, Aberdeenshire AB42 3LB U.K.

(c)

Mr. Baxter is a self employed oil and gas industry consultant and geophysicist.

(d)-(e)

During the last five years, Mr. Baxter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mr. Baxter been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Baxter being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Baxter is a British citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Baxter subscribed for 1,500,000 common shares of the Company at a price of $0.01 per share for total subscription proceeds of US$15,000 as part of the Company’s private placement on December 31, 2003.  On February 21, 2005, the Company effected a one for two forward share split which resulted in Mr. Baxter owning 3,000,000 common shares of the Company.

Item 4.  Purpose of Transaction

Mr. Baxter originally acquired the securities for investment purposes.  During the second half of 2005, Mr. Baxter began investigating an opportunity in the oil and gas industry which could be secured on behalf of the Company.  This opportunity was presented to the Company’s board of directors in November, 2005 and on November 28, 2005, the Company’s board of directors appointed Mr. Baxter, President and Chief Executive Officer of the Company to secure the opportunity on behalf of the Company.  On December 7, 2005, the Company entered into a memorandum of understanding (the “MOU”) with the State Oil Company of the Azerbaijan Republic (“SOCAR”) which granted the Company exclusive right to negotiate an exploration, rehabilitation, development and production sharing agreement (“ERDPSA”) for a 600 square kilometer oil and gas block (the “Block”) in the Republic of Azerbaijan.

As part of the Company’s proposed change of business on November 28, 2005, the Company’s board of directors approved a change of the Company’s name from “Pacific Alliance Ventures Ltd.” to “Eurasia Energy Limited”.  Definitive proxy materials on Schedule 14C were mailed to the Company’s shareholders on December 21, 2005.

Item 5.  Interest in Securities of the Issuer

(a)-(b)

The following information is based upon a total of 20,065,135 shares of Company common stock outstanding on September 30, 2005, as described in the Company’s quarterly report on Form 10-QSB for the period ended September 30, 2005.

Mr. Baxter beneficially owns 3,000,000 common shares of Company common stock, representing 14.95% of the outstanding common stock.  Mr. Baxter has the sole voting and dispositive power on his 3,000,000 common shares of the Company.

(c)

Except as described herein, Mr. Baxter has not acquired or disposed of, any shares of the Company’s common stock during the past 60 days.

(d)-(e)

Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.  Material to Be Filed as Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2005

Date

/s/Nicholas W. Baxter

Signature

Nicholas W. Baxter

Name/Title